Exhibit 99.1

Hi everyone,

My name is Max Howard, and I am a Transaction Manager on the Masterworks acquisitions team.

I am happy to announce our latest offering, a painting by the contemporary artist, Jonas Wood.

Known for his depictions of immersive environments and ordinary subjects, Wood has been the subject of many important solo exhibitions and a mainstay at major auctions. In 2021, Wood’s auction turnover totaled over $19 million, ranking him 110th among all artists and 5th among all artists born after 1975. Between November 2013 and December 2021, Wood’s record auction market prices have grown at an astounding, annualized rate of 80.6%.

To provide investment quality paintings by the artist, our acquisitions team has reviewed over 80 examples of Wood’s paintings from around the world, many of which are priced in excess of $1 million. Of these examples, this is the third we have selected to be offered on the Masterworks platform.

The newest offering is titled “xPxixnxkx xPxlxaxnxtx” and was executed by the artist in 2013. The Painting is a characteristic example of Jonas Wood’s bold and colorful plant still lifes, which reference art historical precedents and include imagery from his daily life. The flattened planes and the spatial distortion of the composition employ artistic methods rooted in Cubism, while the Painting’s colorful, graphic rendering of an ordinary subject invokes Pop Art and specifically, the stylized landscapes and interior scenes by David Hockney.

As of November 2022, examples similar in scale and composition to the Painting have sold in excess of $900,000 at auction. These include: “Black Still Life with Yellow Orchid” (2013) sold for $2 million at Sotheby’s, New York in May of 2018, “Small Green 84” (2011) sold for $1.3 million at Phillips, New York in November of 2019 and “Pink Plant Two” (2014) sold for $915,000 at Sotheby’s, New York in November of 2017.

Between May 2017 and November 2021, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 21.3%.